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                                                  Filed by Accord Networks Ltd.
                          pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Accord Networks Ltd.
                                                     Registration No. 000-30887


                              ACCORD NETWORKS LTD.
                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS


To the shareholders of Accord Networks Ltd.:

     Notice is hereby given that an extraordinary meeting of shareholders (the "Meeting") of Accord Networks Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held for the purpose of approving, authorizing and ratifying the Agreement and Plan of Merger and Reorganization (the "Agreement") dated as of December 5, 2000, among Polycom, Inc., a Delaware corporation ("Polycom"), Aruba Merger Sub Ltd., a corporation formed under the laws of the State of Israel and a wholly-owned subsidiary of Polycom ("Merger Sub"), and the Company, and approving the merger of Merger Sub with and into the Company as contemplated by the Agreement (the "Merger").

     In the proposed Merger, each outstanding Ordinary Share, par value NIS
0.01 per share, of the Company will be converted into 0.3065 shares (the "Exchange Ratio") of Common Stock of Polycom, and each outstanding option and warrant to acquire Ordinary Shares of Accord will be assumed by Polycom and will be treated as an option or warrant to acquire that number of shares of Polycom Common Stock equal to the product of the Exchange Ratio and the number of Ordinary Shares subject to such option or warrant. Upon consummation of the Merger, Merger Sub will merge with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Polycom.

     The Meeting is initially scheduled to take place on February 22, 2001, at 4:00 p.m., eastern standard time, at the principal offices of the Company in the United States, which are located at 9040 Roswell Road, Suite 450, Atlanta, Georgia, U.S.A. The time and place of the Meeting may be changed.

     Polycom plans to file a registration statement on the U.S. Securities and Exchange Commission's Form S-4 in connection with the Merger, and the Company expects to mail a proxy statement / prospectus to its shareholders containing information about the Agreement and the proposed Merger. Investors and security holders are urged to read the registration statement and the proxy statement / prospectus carefully when they are available. The registration statement and proxy statement / prospectus will contain important information about Polycom, the Company, the Agreement, the proposed Merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the registration statement and proxy statement / prospectus also will be available from the Company upon written request directed to Accord Networks Ltd., c/o Accord Networks, Inc., 9040 Roswell Road, Suite 450, Atlanta, Georgia, 30350-1877, Attention: Adam Vexler, Secretary and Corporate Counsel.

     In addition to the registration statement and the proxy statement / prospectus, Polycom and the Company regularly file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and the Company's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

     This Notice of Extraordinary Meeting of Shareholders is being provided to shareholders of Accord pursuant to the Israeli Companies Law 5759-1999. It does not constitute a proxy statement, solicitation of proxies or notice of meeting for purposes of the U.S. Securities Exchange Act of 1934, as amended, or a prospectus or offer to sell securities for purposes of the U.S. Securities Act of 1933, as amended.

     This notice is being mailed to shareholders of record as of the close of business on December 6, 2000. The shareholders who will be entitled to attend and vote at the Meeting will be the shareholders of record at the close of business on the date to be determined in the additional notice of meeting to be mailed to shareholders before the Meeting.

                                        Yours Sincerely,

                                        /s/ Jules L. DeVigne
                                        ------------------------------------
                                        Jules L. DeVigne,
                                        Chief Executive Officer